Filed Pursuant to Rule 433

Registration No. 333-209718

Final Term Sheet

August 8, 2018

CAD$2,000,000,000

AT&T Inc.

CAD$1,250,000,000 4.000% GLOBAL NOTES DUE 2025

CAD$750,000,000 5.100% GLOBAL NOTES DUE 2048

ISSUER:	AT&T Inc. (“AT&T”)

TITLE OF SECURITIES:	4.000% Global Notes due 2025 (the “2025 Notes”) 5.100% Global Notes due 2048 (the “2048 Notes”)

TRADE DATE:	August 8, 2018

SETTLEMENT DATE:	August 17, 2018

MATURITY DATE:	November 25, 2025 for the 2025 Notes November 25, 2048 for the 2048 Notes

AGGREGATE PRINCIPAL AMOUNT OFFERED:	CAD$1,250,000,000 for the 2025 Notes CAD$750,000,000 for the 2048 Notes

PRICE TO PUBLIC (ISSUE PRICE):	99.736% for the 2025 Notes 99.488% for the 2048 Notes

PRICE TO AT&T:	99.366% for the 2025 Notes 98.988% for the 2048 Notes

NET PROCEEDS:	CAD$1,242,075,000 for the 2025 Notes CAD$742,410,000 for the 2048 Notes

USE OF PROCEEDS:	General corporate purposes.

INTEREST RATE:	4.000% per annum for the 2025 Notes 5.100% per annum for the 2048 Notes

INTEREST PAYMENT DATES:	Semiannually on each May 25 and November 25, in equal installments, commencing on November 25, 2018 for the 2025 Notes and the 2048 Notes. For an interest period that is not a full semi-annual interest period, other than in respect of any regular semi-annual coupon payments, interest will be computed on the basis of a 365-day year and the actual number of days in such interest period (also known as Actual/Actual Canadian Compound Method).

DENOMINATIONS:	Minimum of CAD$150,000 and integral multiples of CAD$1,000 thereafter

BUSINESS DAY:	A business day in The City of New York and Toronto

OPTIONAL REDEMPTION:

Each series of Notes may be redeemed at any time prior to the applicable Par Call Date (as set forth in the table below), in whole or from time to time in part, at a make-whole call equal to the greater of (i) 100% of the principal amount of the Notes of such series to be redeemed or (ii) a price equal to the price which, if the Notes being redeemed were to be issued at such price on the date of redemption, would provide a yield thereon from the date of redemption to their Par Call Date equal to the Government of Canada Yield plus the applicable Make-Whole Spread (as set forth in the table below), calculated on the third business day preceding the date of redemption of the Notes.

Each series of Notes may be redeemed at any time on or after the applicable Par Call Date, in whole or from time in time in part, at a redemption price equal to 100% of the principal amount of such series of Notes to be redeemed. In each case, accrued but unpaid interest will be payable to the redemption date.

Series	Par Call Date	Make-Whole Spread
2025 Notes	September 25, 2025	42.5 bps
2048 Notes	May 25, 2048	69 bps

“Government of Canada Yield” means, on any date, the bid-side yield to maturity on such date as determined from arithmetic average (rounded to three decimal places) of the yields quoted at 10:00 a.m. (Toronto time) by any two Canadian investment dealers selected by AT&T, assuming semi-annual compounding and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond, trading at par, would carry if issued in Canadian dollars in Canada on the date fixed for redemption with a maturity that most closely approximates the remaining term to the applicable Par Call Date.

TAX CALL:	Comparable to prior AT&T transactions.

INDENTURE AND RANKING:	The Notes will be issued under an indenture, dated as of May 15, 2013, between AT&T and The Bank of New York Mellon Trust Company, N.A., as trustee. The Notes will be AT&T’s unsecured and unsubordinated obligations and will rank pari passu with all other indebtedness issued under the indenture.

RATINGS:	Moody’s: Baa2 (Stable) S&P: BBB (Stable) Fitch: A- (Stable)

JOINT BOOKRUNNERS:	RBC Dominion Securities Inc. and TD Securities Inc.

CUSIP NUMBER:	00206RGB2 for the 2025 Notes 00206RGC0 for the 2048 Notes

ISIN NUMBER:	CA00206RGB20 for the 2025 Notes CA00206RGC03 for the 2048 Notes

REFERENCE DOCUMENT:	Preliminary Prospectus Supplement, dated August 8, 2018; Prospectus, dated February 25, 2016.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING RBC DOMINION SECURITIES INC. AT 1-416-842-6311 OR TD SECURITIES INC. AT 1-416-982-5676.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM. A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.